UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   October 2008                File No.    0-50824

Esperanza Silver Corporation

(Name of Registrant)

Suite 300 - 570 Granville Street, Vancouver, British Columbia, Canada, V6C 3P1

(Address of principal executive offices)

1.

News Release dated October 3, 2008.

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Esperanza Silver Corporation

(Registrant)

Dated: October 3, 2008	By: /s/ Kim Casswell Kim Casswell, Corporate Secretary

TSX-V: EPZ

www.esperanzasilver.com

NEWS RELEASE
Grant of Stock Options

Vancouver, B.C – October 3, 2008: Esperanza Silver Corporation (the ‘Company”) announces that pursuant to the Company’s Stock Option Plan, 100,000 incentive stock options exercisable at $0.69 per share for a period of five years have been granted to a director of the Company.

About Esperanza

Esperanza is an emerging precious-metals producer focused on advancing the development of its two principal properties: the San Luis high-grade gold and silver and base metal joint venture in Peru and the 100%-owned Cerro Jumil gold project in Morelos State, Mexico. It is also actively investigating 17 other exploration interests in Peru and Mexico.

The TSX Venture Exchange does not accept responsibility
for the adequacy or accuracy of this news release.

For further information, contact:

Esperanza Silver Corp

Bill Pincus, President and CEO

Toll free: (866) 890 5509

info@esperanzasilver.com

www.esperanzasilver.com